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Exhibit 99.1

                                                              SEPTEMBER 20, 2006


                     KINROSS COMPLETES NEW CREDIT FACILITIES
                             TOTALING US$500 MILLION

TORONTO, ONTARIO - Kinross Gold Corporation (TSX: K, NYSE: KGC) ("Kinross") announced today that it has entered into a new revolving and term credit facility with ScotiaCapital and a group of lenders. The US$300 million three year revolving credit facility will support Kinross' liquidity and letter of credit needs. The five and a half year US$200 million term loan will support the previously announced expansion program at the Paracatu mine in Brazil.

Other lenders include Export Development Canada, Societe Generale, Royal Bank of Canada, and other international financial institutions.

"We are very pleased that our relationship banks have firmly supported the Paracatu expansion project in providing this new term loan" said Thomas Boehlert, Kinross' CFO. "The project will begin delivering significant new gold production in two years".






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CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

THIS NEWS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS", WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SIMILAR CANADIAN LEGISLATION, CONCERNING THE BUSINESS, OPERATIONS AND FINANCIAL PERFORMANCE AND CONDITION OF EACH OF KINROSS AND CROWN. GENERALLY, THESE FORWARD LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "PLANS", "EXPECTS" OR "DOES NOT EXPECT", "IS EXPECTED", "BUDGET", "SCHEDULED", "ESTIMATES", "FORECASTS", "INTENDS", "ANTICIPATES" OR "DOES NOT ANTICIPATE", OR "BELIEVES", OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATE THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY", "COULD", "WOULD", "MIGHT" OR "WILL BE TAKEN", "OCCUR" OR "BE ACHIEVED". FORWARD-LOOKING STATEMENTS ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AS OF THE DATE SUCH STATEMENTS ARE MADE, AND THEY ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF KINROSS AND CROWN TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING BUT NOT LIMITED TO RISKS RELATED TO: UNEXPECTED VARIATIONS IN ORE GRADE, TONNES MINED, CRUSHED OR MILLED; DELAY OR FAILURE TO REQUIRED APPROVALS; TIMING AND AVAILABILITY OF EXTERNAL FINANCING ON ACCEPTABLE TERMS; THE BUSINESSES OF KINROSS AND CROWN NOT BEING INTEGRATED SUCCESSFULLY OR SUCH INTEGRATION PROVING MORE DIFFICULT, TIME CONSUMING OR COSTLY THAN EXPECTED; NOT REALIZING ON THE ANTICIPATED BENEFITS FROM THE KINROSS/CROWN TRANSACTION OR NOT REALIZING ON SUCH ANTICIPATED BENEFITS WITHIN THE EXPECTED TIME FRAME; RISKS RELATED TO INTERNATIONAL OPERATIONS; ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES; ACTUAL RESULTS OF CURRENT RECLAMATION ACTIVITIES; CONCLUSIONS OF ECONOMIC VALUATIONS; CHANGES IN PROJECT PARAMETERS AS PLANS CONTINUE TO BE REFINED; FUTURE PRICES OF GOLD AND COMMODITIES; POSSIBLE VARIATIONS IN ORE RESERVES, GRADE OR RECOVERY RATES; FAILURE OF PLANT, EQUIPMENT OR PROCESSES TO OPERATE AS ANTICIPATED; ACCIDENTS, LABOUR DISPUTES AND OTHER RISKS OF THE MINING INDUSTRY; DELAYS IN THE COMPLETION OF DEVELOPMENT ACTIVITIES, AS WELL AS THOSE FACTORS DISCUSSED IN OR REFERRED TO IN THE "RISK FACTORS" AND ELSEWHERE IN KINROSS' REGISTRATION STATEMENT ON FORM F-4 AND KINROSS' AND CROWN'S OTHER DOCUMENTS FILED FROM TIME TO TIME WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES. ALTHOUGH MANAGEMENT OF EACH OF KINROSS AND CROWN HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED OR INTENDED. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-

LOOKING STATEMENTS. NEITHER
KINROSS NOR CROWN UNDERTAKES TO UPDATE ANY FORWARD-LOOKING STATEMENTS, EXCEPT IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS.

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ABOUT KINROSS GOLD CORPORATION

Kinross, a Canadian-based gold mining company, is the fourth largest primary gold producer in North America and the eighth largest in the world. With eight mines in Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people.

Kinross maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).
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For additional information, e-mail INFO@KINROSS.COM or contact:

Investor Relations Contact:                  Media Contact:
TRACEY THOM                                  JAMES TOCCACELLI
Director, Investor Relations &               Senior Vice President,
Corporate Communications                     Communications
(416) 365-1362                               (416) 365-7129
TRACEY.THOM@KINROSS.COM                      JAMES.TOCCACELLI@KINROSS.COM
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